UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Innovid Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
457679 108
(CUSIP Number)

c/o Innovid Corp.
30 Irving Place, 12th Floor
New York, NY 10003
(212) 966-7555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457679 108	13D	Page 1 of 5 pages

1	Names of Reporting Persons Zvika Netter
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,374,089
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,374,089
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,374,089
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person IN

CUSIP No. 457679 108	13D	Page 2 of 5 pages

Item 1.     Security and Issuer.
This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Innovid Corp., a Delaware corporation (the “Issuer”), whose principal executive office is located at 30 Irving Place, 12th Floor, New York, NY 10005. Prior to the Business Combination (as defined below), the Issuer was known as ION Acquisition Corp 2 Ltd. (“ION”).
Item 2.    Identity and Background.
The Schedule 13D is being filed by Zvika Netter (the “Reporting Person”), a citizen of Israel. The business address of the Reporting Person is c/o Innovid Corp., 30 Irving Place, 12th Floor, New York, NY 10005. The Reporting Person’s present principal occupation is President, Chief Executive Officer and Director of the Issuer.
During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 6,374,089 shares of Common Stock.
Item 4.    Purpose of Transaction.
Business Combination
On November 30, 2021 (the “Closing Date”), pursuant to an agreement and plan of merger, dated as of June 24, 2021 (the “Merger Agreement”), by and among ION Acquisition Corp 2 Ltd., a Cayman Islands exempted company (“ION”), Inspire Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of ION (“Merger Sub 1”), Inspire Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ION (“Merger Sub 2” and Innovid, Inc., a Delaware Corporation, (a) Merger Sub 1 merged with and into Innovid, Inc. (the “First Merger”), with Innovid, Inc. being the surviving corporation (the “Surviving Corporation”), and (b) immediately following the consummation of the First Merger and as part of the same overall transaction, the Surviving Corporation merged with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Merger Sub 2 continuing as the surviving entity. As a result of the Mergers, the Issuer directly owns 100% of the outstanding common stock of Innovid, Inc., and each share of common stock of Innovid, Inc. outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive shares of Common Stock on a 1-to-1.337252845832 basis. In connection with the Business Combination, ION issued 11,389,321 options to purchase shares of Common Stock to existing Innovid, Inc. option holders. As a result of the Business Combination, the Reporting Person received 6,374,089 shares of Common Stock.

CUSIP No. 457679 108	13D	Page 3 of 5 pages

Lock-Up
On the Closing Date, in connection with the closing of the Business Combination, the Issuer entered into certain Stockholder Support Agreements, which include a lock-up provision applicable to the Reporting Person. The provision provides that such individuals are restricted from transferring their shares of Common Stock received as consideration in the Business Combination for a period ending on the earlier of (i) the day 180 days following the closing of the Business Combination and (ii) the date when the volume-weighted average price of shares of Common Stock exceeds $12.00 per share (as adjusted for sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date (the “Transfer Restrictions”).
General
The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.
Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
•Amount beneficially owned: 6,374,089
•Percent of Class: 5.3%
•Number of shares the Reporting Person has:
◦Sole power to vote or direct the vote: 6,374,089
◦Shared power to vote: 0

CUSIP No. 457679 108	13D	Page 4 of 5 pages

◦Sole power to dispose or direct the disposition of: 6,374,089
◦Shared power to dispose or direct the disposition of: 0
The share amount reported herein consists of (i) 2,413,993 shares of Common Stock held of record by the Reporting Person, (ii) 977,394 shares of Common Stock held of record by the Reporting Person’s Family Trust #1, (iii) 977,394 shares of Common Stock held of record by the Reporting Person’s Family Trust #2, (iv) 977,394 shares of Common Stock held of record by the Reporting Person’s Family Trust #3, and (v) 1,027,914 shares underlying options that are currently exercisable or that will become exercisable within 60 days of the date hereof.
The above percentage is based on 118,941,618 shares of Common Stock outstanding following completion of the Business Combination.
(c)    Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.
(d)    None.
(e)    Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.    Materials to be Filed as Exhibits
None.

CUSIP No. 457679 108	13D	Page 5 of 5 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021
By: /s/ Nabilah Irshad, Attorney-in-fact for Zvika Netter